UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
(Name of Issuer)
___________________________________

Common Stock, $0.025 par value per share
(Title of Class of Securities)

114003304
___________________________________
(CUSIP Number)

November 3, 2014
___________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 114003304

1	Name of Reporting Persons. James P. Canouse

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only.

4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power. 765,000

	6	Shared Voting Power. 0

	7	Sole Dispositive Power. 765,000

	8	Shared Dispositive Power. 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person. 765,000

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11	Percent of Class Represented by Amount in Row (9). 6.7%

12	Type of Reporting Person IN

_____________________________
*Based on 11,357,811 shares outstanding as of March 26, 2015.

Item 1(a).	Name of Issuer: Brooklyn Cheesecake & Desserts Company, Inc. (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are located at 12540 Broadwell Road, Suite 1203, Milton, GA 30004

Item 2(a).	Name of Person Filing: James P. Canouse
Item 2(b).	Address of Principal Business Office, or, if none, Residence: The individual’s principal executive offices are located at 12540 Broadwell Road, Suite 1203, Milton, GA 30004.
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock, $0.025 par value per share (the “Common Shares”).
Item 2(e).	CUSIP Number: 114003304

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
As of the date hereof:
(a) Amount beneficially owned: James P. Canouse beneficially owns 765,000 Common Shares.
(b) Percent of class: The Common Shares beneficially owned by James Canouse represent 6.7% of the Company’s outstanding Common Shares, based on 11,357,811 shares outstanding as of March 26, 2015.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: James P. Canouse has the sole power to vote or direct the vote of the 765,000 Common Shares that he beneficially owns.
(ii) Shared power to vote or to direct the vote: James P. Canouse does not share his power to vote or direct the vote of any Common Shares that he beneficially owns.
(iii) Sole power to dispose or direct the disposition of: James P. Canouse has the sole power to dispose or direct the disposition of the 765,000 Common Shares that he beneficially owns.
(iv) Shared power to dispose or to direct the disposition of: James P. Canouse does not share his power to dispose of or direct the disposition any Common Shares that he beneficially owns.

**The reporting person beneficially owns 765,000 Common Shares which constitute approximately 6.7% of the Company’s outstanding Common Shares.  This is based on 11,357,811 shares outstanding as of March 26, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2015
	By:	/s/ James P. Canouse
	Name:	James P. Canouse